                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

  X Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the fiscal year ended December 31, 2004

                                       Or

____ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934.

     For the transition period from___________________to_____________________

                        COMMISSION FILE NUMBER 001-12561

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Belden Wire & Cable Company Retirement Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Belden CDT Inc.
                  7701 Forsyth Blvd., Suite 800
                  St. Louis, Missouri 63105

                           BELDEN WIRE & CABLE COMPANY
                             RETIREMENT SAVINGS PLAN

                                TABLE OF CONTENTS


                                                                            Page

Reports of Independent Registered Public Accounting Firm                     4

Financial Statements and Supplemental Schedule

     Statements of Net Assets Available for Benefits as of                   8
              December 31, 2004 and 2003

     Statements of Changes in Net Assets Available for Benefits              9
              for the years ended December 31, 2004 and 2003

     Notes to Financial Statements                                          10

     Supplemental Schedule - Form 5500, Schedule H, Line 4i - Schedule      18
              of Assets (Held at End of Year)

Signature                                                                   19

Exhibit

         Consents of Independent Registered Public Accounting Firm          20

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE





               BELDEN WIRE & CABLE COMPANY RETIREMENT SAVINGS PLAN

                     YEARS ENDED DECEMBER 31, 2004 AND 2003

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Plan Sponsor
Belden Wire & Cable Company Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Belden Wire & Cable Company Retirement Savings Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Belden Wire & Cable Company Retirement Savings Plan as of and for the year ended December 31, 2003 were audited by other auditors whose report dated September 15, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Belden Wire & Cable Company Retirement Savings Plan as of December 31, 2004, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2004 basic financial statements taken as a whole. The 2004 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2004 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2004 basic financial statements taken as a whole.


/s/ Brown Smith Wallace LLC
June 27, 2005

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Plan Sponsor
Belden Wire & Cable Company Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Belden Wire & Cable Company Retirement Savings Plan as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and the changes in net assets available for benefits for the year then ended, in conformity with US. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLC
September 15, 2004

                           Belden Wire & Cable Company
                             Retirement Savings Plan

                 Statements of Net Assets Available for Benefits


                                                        DECEMBER 31
                                                   2004             2003
                                               ----------------------------
ASSETS
Investments, at fair value (Note 3):
   Belden Inc. common stock                    $          -     $ 22,609,476
   Belden CDT Inc. Stock Fund                    23,833,609                -
   Pooled separate accounts                      68,648,224       63,752,570
   Guaranteed income fund                        32,866,604       32,736,531
   Participant loans                              5,103,334        5,047,793
                                               -----------------------------
                                                130,451,771      124,146,370
Receivables:
   Employer match contributions                      64,598           79,689
   Employee contributions                            93,226          117,799
                                               -----------------------------
                                                    157,824          197,488
                                               -----------------------------
Net assets available for benefits              $130,609,595     $124,343,858
                                               =============================


See accompanying notes.

                           Belden Wire & Cable Company
                             Retirement Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                             YEARS ENDED DECEMBER 31
                                                                              2004             2003
                                                                          -----------------------------
Additions to net assets attributed to:
   Dividends and interest income                                          $  1,524,470     $  1,674,088
   Contributions:
     Rollovers from other qualified plans                                       34,215           97,190
     Employer match                                                          3,599,425        3,740,618
     Employee                                                                5,921,534        6,241,250
                                                                          -----------------------------
Total additions                                                             11,079,644       11,753,146

Deductions from net assets attributed to:
   Benefit payments                                                         13,760,073        9,830,466
   Administrative expenses                                                      32,990           32,609
                                                                          -----------------------------
Total deductions                                                            13,793,063        9,863,075

Net realized and unrealized appreciation in fair value of investments        8,979,156       19,476,897
                                                                          -----------------------------

Net increase                                                                 6,265,737       21,366,968
Net assets available for benefits at beginning of year                     124,343,858      102,976,890
                                                                          -----------------------------
Net assets available for benefits at end of year                          $130,609,595     $124,343,858
                                                                          =============================




See accompanying notes.

                           Belden Wire & Cable Company
                             Retirement Savings Plan

                          Notes to Financial Statements
                                December 31, 2004

1. DESCRIPTION OF THE PLAN

The following description of the Belden Wire & Cable Company Retirement Savings Plan (Plan) provides only general information. Participants should refer to the Plan's Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan with a 401(k) feature sponsored by Belden CDT Inc. (Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective July 15, 2004, Belden Inc. merged with Cable Design Technologies Corporation to form Belden CDT Inc. As a result of the merger, the Plan received one share of Belden CDT Inc. common stock for each share of Belden Inc. common stock.

ELIGIBILITY FOR PARTICIPATION

An eligible employee as defined by the Plan document becomes a participant of the Plan on the date of employment.

CONTRIBUTIONS

Participant contributions are remitted each pay period to the Plan by the employer from employee payroll deductions. Company 401(k) matching contributions are made to the Plan each pay period based on Plan provisions. The Plan also accepts qualified employee rollover contributions.

Under the 401(k) feature, participants may contribute from 1% to 50% of their eligible compensation on a pretax basis. The Company matches 100% of the first 3% contributed and 50% of the second 3% contributed. The Company's matching contributions are used to purchase Belden CDT Inc. common stock. All contributions are subject to applicable limitations. Participant contributions and Company matching contributions are fully vested when they are made.

                           Belden Wire & Cable Company
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)

A separate account is maintained for each participant, and participants may invest their savings in any combination of the available fund options in whole percent increments. Subject to the constraint described in the following sentence, participants can transfer their fund balance to another fund on a daily basis. Effective January 1, 2004, participants may transfer funds into the Belden CDT Inc. common stock fund only to the extent such funds are attributable to the Company's previous matching contributions. Prior to January 1, 2004, participants could only transfer funds out of the Belden CDT Inc. common stock fund.

INVESTMENTS

The Trustee holds all of the Plan assets and is responsible for benefit payments from the trust fund according to information submitted by the plan sponsor and participants.

RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

PARTICIPANT ACCOUNTS

The Company has established and maintains accounts for each participant. These accounts are credited with investment income based upon the participants' account balances in relation to the total fund balances to which they have elected to contribute.

Prior to 1999, certain employees participated in an Individual Account Retirement (IAR) benefit feature. Under this feature, the Company made contributions and maintained separate accounts for each participant. When the IAR feature was discontinued, certain participants transferred their account balances out of the Plan. The fund balances of those IAR participants that elected to leave their account balances in the Plan are invested in the guaranteed income fund and are also credited with investment income.

                           Belden Wire & Cable Company
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)


BENEFITS

The Summary Plan Description, which is provided to participants, contains a description of the Plan and how participants may receive benefit payments. The Plan provides for the payment of benefits to participants upon retirement in a lump-sum payment, depending on the participant's election. A participant may elect to transfer his account to the Belden CDT Inc. Pension Plan for purposes of converting it to an annuity.

WITHDRAWAL RIGHTS

Participants may withdraw amounts from their accounts before retirement subject to Plan provisions and Internal Revenue Service (IRS) regulations. Participants are allowed to make hardship and age 59 1/2 withdrawals.

PARTICIPANT LOANS

Participants who are active employees of the Company are permitted to borrow from their account up to amounts specified in the Plan's provisions. Participants borrow at interest rates determined by the Plan and may not have more than one loan outstanding at any time.

PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants are fully vested in their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan have been prepared using the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that

                           Belden Wire & Cable Company
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)


affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

INVESTMENT VALUATION/INCOME RECOGNITION

Investments in pooled separate accounts are stated at fair value as determined by Prudential Retirement Insurance Company (Prudential), the custodian, and are based on the net asset value of units held at year-end. The Plan's investment in the guaranteed income fund is valued at fair value as defined by Prudential. Prudential has the right to defer transfers or distributions under certain limited circumstances. Shares of Belden Inc. and Belden CDT Inc. common stock are valued at the closing bid price on the last business day of the year.

Loans to participants are valued at cost, which approximates fair value.

ADMINISTRATIVE EXPENSES

In accordance with the provisions of the Plan, certain administrative expenses, such as trustee fees and investment management fees, were paid by the Plan and are included in the accompanying financial statements. Any administrative expenses not meeting the Plan provisions were paid by the Company and are not included in the accompanying financial statements.

                           Belden Wire & Cable Company
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)



3. INVESTMENTS

Investments that represent 5% or more of the Plan's net assets are as follows:


                                                                 YEARS ENDED DECEMBER 31
                                                                 2004              2003
                                                              ---------------------------
Participant-directed investments:
  Dryden S&P Common 500 Index Fund                            $30,834,136     $29,359,102
  John A. Levin & Company Large Capitalization Value Fund      10,250,561       9,529,592
  Times Square Small Capitalization Growth Fund                 9,951,746      10,329,562
  Belden Inc. common stock                                              -      22,609,476
  Belden CDT Inc. Common Stock Fund                            23,833,609               -

Non-participant-directed investments:
  Guaranteed income fund*                                      32,866,604      32,736,531


*Included in the amount of investments in the Prudential Guaranteed Income Fund at December 31, 2004 and 2003, are IAR balances of $2,435,244 and $2,516,603, respectively. These are non-participant-directed investment programs as described in Note 1. Any fund containing both participant- and non-participant-directed investments is considered a non-participant-directed fund for reporting purposes.

During the years ended December 31, 2004 and 2003, the Plan's investments (including investments bought, sold, and held during the year) fluctuated in fair value as follows:



                                             NET APPRECIATION/(DEPRECIATION)
                                                       IN FAIR VALUE
                                                  2004            2003
                                             ------------------------------
   Belden Inc. common stock                  $   (486,343)    $  6,590,500
   Belden CDT Inc. Common Stock Fund            2,712,763                -
   Prudential pooled separate accounts          6,752,736       12,886,397
                                             -----------------------------
                                             $  8,979,156     $ 19,476,897
                                             =============================

                           Belden Wire & Cable Company
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)


Changes in non-participant-directed investments are as follows:



                                                                  GUARANTEED INCOME FUND
                                                                  YEARS ENDED DECEMBER 31
                                                                   2004              2003
Changes attributable to:
Employer contributions                                         $     18,867     $          -
Employee contributions                                            1,865,619        1,939,702
Rollovers                                                             8,595           49,301
Dividends and interest income                                     1,142,503        1,250,908
Benefit payments                                                (3,800,726)      (3,219,334)
Administrative expenses                                             (8,080)          (6,635)
Interfund transfers                                                 903,295        (324,961)
Net increase (decrease)                                             130,073        (311,019)
Non-participants directed investments at beginning of year       32,736,531       33,047,550
Non-participants directed investments at end of year           $ 32,866,604     $ 32,736,531

4. INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated July 22, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and that the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's sponsor believes the Plan, as amended, is operated in conformity with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

                           Belden Wire & Cable Company
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)



5. RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

                                                          YEARS ENDED DECEMBER 31
                                                           2004                  2003
Net assets available for benefits per
  the financial statements                             $130,609,595          $124,343,858
Less: Contributions receivable                              157,824               197,488
Net assets available for benefits per
  Schedule H to the Form 5500                          $130,451,771          $124,146,370


The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004 to Schedule H of Form 5500:


Benefits paid to participants per the financial statements     $13,760,073
Less: Accrued interest on loans distributed                          2,408
Less: Defaulted loans deemed distributed                               118
Benefits paid to participants per Schedule H of Form 5500      $13,757,547

6.  RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds and separate accounts managed by Prudential. Prudential is the trustee and custodian as defined by the Plan, and; therefore, these transactions qualify as party-in-interest transactions. Certain fees paid to this trustee for investment management services are incorporated into the expense ratio of the individual mutual funds and separate accounts. Additionally, certain Plan investments are common stock of the Company. The Company is the Plan sponsor as defined by the Plan, and; therefore, these transactions qualify as party-in-interest transactions.

                              Supplemental Schedule

                           Belden Wire & Cable Company
                             Retirement Savings Plan

                             EIN 76-0405879 Plan 003

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                DECEMBER 31, 2004

                                                                                              CURRENT
       IDENTITY OF ISSUER             DESCRIPTION OF INVESTMENT                  COST**        VALUE
------------------------------------------------------------------------------------------------------------
Prudential Retirement Insurance
   Company*                        Dryden S&P Index Fund                                     $  30,834,136
Prudential Retirement
   Insurance Company*              Core Bond Fund/BSAM Fund                                      5,367,458
Prudential Retirement Insurance    Levin & Co Large Capitalization Value
   Company*                        Fund                                                         10,250,561
Prudential Retirement Insurance
   Company*                        Times Square Small Cap Growth Fund                            9,951,746
Prudential Retirement Insurance
   Company*                        International Blend / The Boston Co.                          1,366,710
Prudential Retirement Insurance
   Company*                        Prudential Lifetime 20 Fund                                     814,565
Prudential Retirement Insurance
   Company*                        Prudential Lifetime 30 Fund                                   1,391,652
Prudential Retirement Insurance
   Company*                        Prudential Lifetime 40 Fund                                   2,078,466
Prudential Retirement Insurance
   Company*                        Prudential Lifetime 50 Fund                                     895,902
Prudential Retirement Insurance
   Company*                        Prudential Lifetime 60 Fund                                     116,480
Prudential Retirement Insurance    Dresdner RCM Large Capitalization Growth
   Company*                          Fund                                                          386,716
Prudential Retirement Insurance    Artisan Partners Mid Capitalization
   Company*                          Growth Fund                                                 1,875,821
Prudential Retirement Insurance    Wellington Management Mid Capitalization
   Company*                          Value Fund                                                  3,318,011
                                                                                             -------------
                                   Total pooled separate accounts                               68,648,224
Belden CDT Inc.*                   Belden CDT Inc. Common Stock Fund                            23,833,609
Various participants               Participant loans, interest rates from
                                     4.0% to 9.5%                                                5,103,334
                                                                                             -------------
Total participant-directed investments                                                       $  97,585,167
                                                                                             -------------

Prudential Retirement Insurance   Prudential Charter Guaranteed income fund
   Company*                                                                  $  32,866,604      32,866,604
                                                                             -----------------------------
Total non-participant-directed investments                                   $  32,866,604      32,866,604
                                                                             =================------------
                                                                                             $ 130,451,771
                                                                                             =============


*  Party-in-interest to the Plan.

** Cost information not required for participant-directed investments.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                Belden Wire & Cable Company
                                                Retirement Savings Plan

Date: June 28, 2005                             By: /s/ Stephen H. Johnson
                                                    ----------------------------

                                                Name: Stephen H. Johnson

                                                Title: Member, Savings Plan
                                                       Administrative Committee




                                      -19-